UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2005

000-29144

(Commission File Number)

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____.

On August 18, 2005, ILOG S.A. issued a disclosure of trading in its own shares. A copy of the disclosure is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On August 19, 2005, ILOG S.A. issued an individual declaration of ILOG directors trading of shares. A copy of the declaration is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The exhibits incorporated by reference into this Form 6-K contain forward-looking statements regarding ILOG S.A. within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the risk that the Company may not be able to sustain the continued revenue growth of its BRMS and visualization product lines, as well as the steady performance of its optimization products, realize the benefits of perceived favorable trends in BRMS as a part of SOAs, policy automation initiatives, the use of our products for strategic applications and IT spending in general, or continue to use our product combinations to create a competitive advantage. In addition, the Company may not be able to achieve the anticipated revenue growth projected for the coming year or improve its profitability. Additional risks include future business conditions, the evolution, growth and profitability of the finance, government, supply chain, telecommunication, business process management and other software markets for the Company's products, the Company's end user and ISV strategies, the economic, political and currency risks associated with the Company's European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under "Risk Factors" in the Company's Form 20-F for the year ended June 30, 2004, which is on file with the United States Securities and Exchange Commission.

Exhibit	Description

99.1	Disclosure, dated August 18, 2005, issued by ILOG S.A., announcing trading in its own shares.

99.2	Declaration, dated August 19, 2005, issued by ILOG S.A., containing an individual declaration of ILOG directors trading of shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILOG S.A.

By:	/s/ Jerome Arnaud Name: Jerome Arnaud Title: Chief Financial Officer

Date:	August 19, 2005